

July 16, 2014

Via E-mail

Andrew Kahn, Esq.
Davis Cowell & Bowe LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by UNITE**
>   **HERE**
> **Filed July 9, 2014**
> **Correspondence Filed July 15, 2014**
> **File No. 001-31775**

Dear Mr. Kahn:

We have reviewed your filings and have the following comments.

Revised Preliminary Schedule 14A

1. We note your response to prior comment 3 and reissue it in part. Item 6(b) of Schedule 14A requires disclosure of specific information in the event that the right to consent is not to be determined by reference to a record date. Please revise.

2. Please be advised that all written soliciting materials, regardless of where they appear, must be filed under the cover of Schedule 14A as well as comply with Rule 14a-9. Also see our telephone interpretation B.2 in the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001) for additional guidance. In this respect, we note that footnote 10 refers to the website www.unlock-ashford.org. It appears that you sponsor the website and we note it includes materials that could be deemed solicitations (as defined in Rule 14a-1(l)). Please file any soliciting materials appearing on the website.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions